INDAS GREEN ACQUISITION CORPORATION
Level 30-31, Six Battery Road
Raffles Place
Singapore 049909

June 30, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	IndAS Green Acquisition Corporation’s Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form F-1 (File No. 333-152316)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IndAS Green Acquisition Corporation (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-152316), together with all exhibits thereto, initially filed on July 14, 2008, as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time.  The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Ashish Wadhwani at the abovementioned address, facsimile number 1 661 215 8934, with a copy to Asim Grabowski-Shaikh, Esq., Ellenoff, Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, New York 10017, facsimile number (212) 370-7889.

If you have any questions with respect to this matter, please contact Asim Grabowski-Shaikh, Esq. of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Sincerely,
INDAS GREEN ACQUISITION CORPORATION

/s/ Ashish Wadhwani
Ashish Wadhwani
Chief Executive Officer